Mail Stop 20549-4561

May 5, 2006

William J. Wagner
President
Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

**Re: Chicopee Bancorp, Inc.**
  **Registration Statement on Form S-1, amendment number 1**
  **Filed April 28, 2006**
  **File Number 333-132512**

Dear Mr. Wagner:

    We have completed our review of your amended Form S-1 and have the following comment. Please be as detailed as necessary in your explanation. We ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

3. Securities, page F-14

1. We note your response to our previous comment 24, and your added disclosures on page F-16. For each of the six equity securities in a loss position greater than twelve months, please tell us the following:
   - The name of the issuer of the security, the type of company, and the industries in which the issuer participates;
   - The specific length of time each security has been in a loss position;
   - Your estimate of the forecasted period of time sufficient to allow for any anticipated recovery in market value;

- Describe how you considered each of the factors listed in your revised disclosure on page F-16 for each specific issuer; and
- Provide us the cost, unrealized loss and market value of each security as of March 31, 2006.

* * * * *

Closing Comments

Please understand that we may have additional comments after reviewing your response to this comment.

Direct any questions on accounting matters to Rebekah Moore at 202-551-3463, or to Paul Cline, Senior Accountant, at 202-551-3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax : Lawrence M. F. Spaccasi
        Fax number 202-966-9409